UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16

OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2026

Commission file number: 001-41491

NAYAX LTD.

(Translation of registrant’s name into English)

 Arik Einstein Street, Bldg. B, 1st Floor

Herzliya 4659071, Israel

(Address of principal executive offices)

_____________________

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒           Form 40-F ☐

EXPLANATORY NOTE

On November 12, 2026, the Company filed with the Israel Securities Authority a shelf prospectus (the “Shelf Prospectus”).

The Shelf Prospectus will be effective for a period of two years and will allow the Company to raise funds from time to time through the offering and sale of various securities including debt and equity, in Israel, at the discretion of the Company. Any offering of these securities will be made pursuant to filing a supplemental shelf offering report which will describe the terms of the securities being offered and the specific terms of the offering.

The Shelf Prospectus itself does not constitute a decision by the Company as to the offering of any securities, nor as to the scope, terms or timing of any such offering, and there is no certainty that such an offering will be made.

Securities, if offered pursuant to the Shelf Prospectus, will not be registered under the U.S. Securities Act of 1933, as amended (the “Securities Act”), and may not be offered or sold in the United States or to U.S. Persons (as defined in Regulation S under the Securities Act), absent registration under the Securities Act or without applicable exemption from the registration requirements of the Securities Act. Any offering of securities pursuant to the Shelf Prospectus and any supplemental shelf offering report, if made, will be made only in Israel, unless provided otherwise in a supplemental shelf offering report, subject to registration or exemption as aforementioned.

The information in this Form 6-K (including Exhibits 99.1 and 99.2 hereto) shall not be deemed “filed” for purposes of Section 18 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”) or otherwise subject to the liabilities of that section, nor shall it be deemed incorporated by reference in any filing under the Securities Act of 1933, as amended, or the Exchange Act, except as set forth by specific reference in such a filing.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NAYAX LTD.

By:	/s/ Gal Omer
Name: Gal Omer
Title: Chief Legal Officer

Date: November 12, 2026

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